PEOPLESTRING CORPORATION
157 Broad Street, Suite 109
Red Bank, New Jersey 07701

July 1, 2010

Via EDGAR and
Facsimile: (202) 772-9210

Stephani Bouvet, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PeopleString Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed: April 12, 2010 File No.: 333-163290 Amendment No. 3

Dear Ms. Bouvet:

We are in receipt of your letters to us dated May 3, 2010 and June 25, 2010, respectively, regarding Amendment No. 2 to the Form S-1 Registration Statement we filed on April 12, 2010 (the “S-1”).  We thank you for taking the time to review the filing and providing your comments in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

Please note that we have included updated unaudited financial statements for the quarter ended March 31, 2010.

In order to fully respond to your letter, hereinbelow are your comments (bolded), and our responses.

Cover Page

1.           Please clarify the nature of the public markets that you are referring to in your statement that the shares will be offered at a fixed price of $.125 per share by selling shareholders until shares of your common stock are quoted on the OTC Bulletin Board, or listed for trading or quoted on “any other public market.”  Refer to Instruction 3 to Item 501(b)(3) of Regulation S-K.  For example, do you seek to refer to “registered national securities exchanges”?

The language has been clarified.

Risk Factors

As a public company, we will incur substantial expenses which could have a detrimental effect on our business …, page 14

2.           As noted in prior comment 3, please include a separate risk factor that alerts investors to the possibility that you may not become a fully reporting company.

A separate risk factor entitled “We may not become a reporting company, which could deny our shareholders the various protections being a reporting company provides” has been included.

Selling Stockholders, page 16

3.           Please provide us with your analysis as to your reliance on Rule 415 (a)(1) and more specifically, address why you believe that the securities being offered or sold are those solely by persons other than yourself.  In this respect, please address the offering of securities by your affiliates, BigString Corporation, Darin Myman, Robert DeMeulemeester, and Adam Kotkin.  Refer to Question 612.09 of our Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

It is the issuer’s belief that this is a secondary offering and that the selling shareholders are not underwriters selling on behalf of the issuer and therefore Rule 415(a)(1)(i) is available for this offering for the following reasons.  The selling shareholders have held their shares since January 2, 2009 and are registering only a portion of the shares that they own.  The number of shares being registered on behalf of these particular selling shareholders represent only 18.75% of the total number of shares being registered for sale in the offering.  The selling shareholders are not in the business of underwriting securities.  Therefore, under these circumstances, the selling shareholders are not acting as underwriters for the issuer.

4.           We note from the table of selling stockholders on page 17 that BigString Corporation, an entity controlled by Darin Myman, Robert DeMeulemeester, and Adam Kotkin, and the aforementioned named executive officers, are selling 16.5 million shares of your common stock in this offering.  Please provide us with your analysis as to whether BigString Corporation, Darin Myman, Robert DeMeulemeester, and Adam Kotkin, as selling shareholders, are underwriters selling on behalf of the issuer.
BigString Corporation, Darin Myman, Robert DeMeulemeester and Adam Kotkin are offering to sell 900,000, 250,000, 250,000 and 250,000 shares, respectively, or a total of 1,650,000 shares of common stock in this offering. They are not offering to sell 16,500,000 shares in this offering but rather a total of 18.75% of what is being registered herein.  They are selling on behalf of themselves individually and therefore are not underwriters.

Information with Respect to the Registrant

Our Business

Email Accounts and Shared Services Agreement, page 24

5.           In response to prior comment 6, you disclose that the shared services costs are quantified based on management’s estimate of the percentage of time devoted to each company. Please clarify whether you are referring to BigString’s or PeopleString’s management in making such estimates and how much discretion is applied in doing so. Please also revise your corresponding disclosure in the Notes to the Financial Statements. Also, please clarify whether BigString provides unrelated third parties with the hosting, credit card processing, outsourced email and instant messenger services that it provides for the PeopleString users, and discuss how the amounts BigString charges unrelated parties compares to the fees it obtains from PeopleString.

The section has been updated to clarify estimates; the Notes to Financial Statements have accordingly been updated. We have also clarified the nature of BigString’s services and discussed how fees to unrelated third parties compare to fees to PeopleString.

6.           Please revise your disclosure to reflect the updates made to your services agreement with BigString. Include the date(s) that the amendments(s) transpired, the services that continue to be shared between BigString and PeopleString, those services which are discontinued, and the percentage of services consumed by PeopleString. We note that the cost of office space share with BigString is $2,300 a month; please clarify how the $2,300 monthly payment relates to the cost to BigString. We also note from your response to prior comment 7 that PeopleString put in place its own processes for certain items including credit card processing and payroll processing. Please revise your disclosure to clarify that the agreement has been modified accordingly. State the amount incurred by PeopleString for the shared expenses for the period ended December 31, 2009 and delete the language referring to the expenses paid for shared services in prospective terms.

The section has been updated to reflect the periodic adjustments to the services agreement, the amount incurred by PeopleString under the agreement and the percent of services consumed by PeopleString. In the Description of Property on page 27, we have also clarified that the $2,300 monthly rental expense is between BigString and an unrelated third party, and that PeopleString pays a portion of the $2,300. We have also deleted the language referring to the expenses paid for shared services in prospective terms.

Management’s Discussion of Financial Condition or Plan of Operation

Results of Operations, page 26

7.           We note that you introduced your first product in the three months ended December 31, 2009 and that you expect growth rates for product revenue to exceed growth rates for online service revenues. Please describe the product(s) that you are referring to, including how revenue is generated, to help investors better understand your product offerings. Revise your disclosures throughout, as applicable. Further, please provide us with supporting documentation and/or an explanation of the basis for your claim that you expect growth rates for product revenue to exceed growth rates for online service revenues. If you retain a statement to this effect, include an express disclaimer that acknowledges that the growth rates for the product revenues may not achieve the growth rates expected by management.

The section has been updated to describe the product and explain how revenue is generated. We have deleted the comment regarding expected growth rates and added qualified language.

Financial Statements

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 29

8.           We note your added disclosure in response to prior comment 12. Please revise your disclosure to provide the following disclosures required by Item 304 of Regulation S-K:

•
State whether the former principal accountant’s report on the financial statements contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.

•
State whether during the period from inception through the subsequent interim period preceding the resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

•
File as an exhibit, Exhibit 16, to your registration statement a letter addressed to the Commission from your former accountant stating whether it agrees with the statements made by the company in response to Item 304(a).

•
Disclosure whether during the period from inception through the subsequent interim period prior to engaging your current accountant, the company (or someone on its behalf) consulted the newly engaged accountant regarding any of the matters described in Item 304(a)(2).

The disclosure has been revised as required by Item 304 of Regulation S-K.  Exhibit 16 has been filed herein.

Directors, Executive Officers, Promoters and Control Persons, page 30

9.           We note that you have chronologically described the employment and business experience of your three directors; however, please address the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director of your company, in light of your business or structure. Refer to Item 401(e) Regulation S-K and the recently adopted SEC Release, No. 33-9089A, available on our website at http://www.sec.gov/rules/final/2010/33-9089a.pdf.

The section has been updated to address the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.

Executive Compensation, page 31

10.           Please update your summary compensation table to include the information required by Item 402 of Regulation S-K through the fiscal year ended December 31, 2009. Refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The section has been updated to include the information through fiscal year ended December 31, 2009.

Security Ownership of Certain Beneficial Owners and Management, page 31

11.           Clarify why you separately refer to the 10 million shares owned by BigString that are referenced in footnote 8 and the 900 thousand shares also owned by BigString that are referenced in footnote 9. Ensure that the tabular presentation is consistent with the footnote disclosure.

The section has been updated to provide better clarification and disclosure of the beneficial ownership of 10,000,000 shares owned by BigString Corporation before the offering.

Certain relationships and Related Transactions, page 32

12. Please expand the table on page 32 to disclose the total amount of payments made to BigString under the shared services agreement. Given that the total amount paid for shared services from a related party appear to relate in part to a management contract or a compensatory plan or arrangement, please tell us what consideration you have given to preparing and filing a description of the oral agreement as an exhibit to your Form S-1. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K and Question 146.04 of our Compliance and Disclosure Interpretations, available at our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The table has been updated to total the payments made to BigString for shared services, revenue shared and licensing fees.

The amounts paid for shared services to BigString are not related to a management contract or a compensatory plan, and accordingly, a description has not been filed as an exhibit as if the oral agreement were a written agreement.

13.           Please disclose the value of consulting services rendered by Craig Myman Marc Dutton, Jeffrey Kay, and Randi Karmin, explain the basis on which the values were determined, and include the price per share for the shares of common stock issued per transaction.

The section has been updated to disclose the value of consulting services provided, explain the basis on which the values were determined, and include the price per share for the shares of common stock issued per transaction.

14.           Please clarify the nature of the business consulting services provided by Digital BobKat, LLC. Disclose the percentage interest of Robert S. DeMeulemeester in this entity, as well as the company’s views concerning how the payments compare to the terms of a transaction with an unrelated party. Further, please update your disclosure to include the total dollar amount transacted under your arrangement with Digital BobKat, LLC through the period ended December 31, 2009, for the quarter ended March 31, 2010, and for any additional material amounts thereafter, through the most recent practicable date. Refer to Item 404(a) of Regulation S-K, which requires disclosure since the beginning of your last fiscal year.

The section has been updated to clarify the nature of business consulting services provided by Digital BobKat, LLC. Robert DeMeulemeester and his wife own 100% of this entity. The Company views the relationship as a related party transaction. Payments are based on fair market value of the services performed, similar to the terms of a transaction with an unrelated party.  The section has further been updated to reflect transactions for the period ended December 31, 2009, the three months ended March 31, 2010 and the two months ended May 31, 2010.

Financial Statements

Notes to Financial Statements

Note7, Related Party Transactions, page F-10

15.           You disclose that both the messaging technology and shared common services are not material to PeopleString’s business. In your response to prior comment 7 you indicate that the ongoing costs related to the shared services are expected to be less than 10% of total expenses during the three months ended December 31, 2009 and are immaterial. In light of the significant amount of costs incurred during the period presented relative to your net loss, please describe for us more fully your basis for concluding that these services are not material. Alternatively, remove the disclosure indicating that these services are not material for the period presented.

The messaging technology and shared common services to total expenses for the three months ending December 31, 2009 and March 31, 2010 were less than 10% and 10%, respectively. Notwithstanding the decrease in shared costs to total costs from the three months ending September 30, 2009, the section has been updated to remove the disclosure indicating that these services are not material for the period presented.

16.           As a related matter, to the extent that you have reduced the type and/or amount of shared services utilized, please revise to describe the changes, when you made them, and the impact of these changes.

The section has been updated to describe the changes, when they were made and the impact of these changes.

17.           You disclose that PeopleString could replace the services with other providers or eliminate email from PeopleString’s product offering. Please revise to clarify if you could replace the services with other providers on comparable terms as the agreement with BigString, such that your agreement with BigString is on terms equivalent to those that prevail in an arms-length transaction. Refer to ASC 850-10-50-5.

PeopleString could replace email and instant messenger services with other providers on comparable terms. However, BigString’s recallable technology is unique and patented. Despite the likely situation that PeopleString would not be able to replace BigString’s unique email and instant messenger services, PeopleString does not believe that the unique features are a significant portion of PeopleString’s offering, and could therefore replace these services with other providers on comparable terms.

Notwithstanding this clarification, the section has been updated, in the course of responding to other comments, to eliminate the replacement language.

18.           We note your disclosure on page 33 regarding the verbal agreement with Digital BobKat, LLC, a limited liability company in which an officer and director of PeopleString, has an interest, to provide business consulting services. You further disclose that expenses related to this agreement from January 2, 2009 through October 31, 2009 were $18,000. Please revise to describe the agreement and payment terms and quantify the amount of expenses incurred during the period ended December 31, 2009. Refer to ASC 850-10-50-1.

The section has been updated to describe the agreement and payment terms and quantify the amount of expenses incurred during the period ended March 31, 2010.

Part II

Item 15. Recent Sales of Unregistered Securities, page 37

19.           Your amended Form D filed March 23, 2010 indicates that $518,000 was raised pursuant to Rule 506 of Regulation D; however, your table on page 37 reflects only $515,600 raised pursuant to Rule 506. Please advise and revise accordingly.

Our amended Form D was amended again on May 24, 2010 to reflect $515,600 raised pursuant to Rule 506.

Thank you very much for providing your comments.  Please feel free to contact either me or Barbara R. Mittman, Esq., with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

PEOPLESTRING CORPORATION

By:    /s/ Darin M. Myman
Darin M. Myman
President